Exhibit 99.2

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

IMMURON LIMITED

Announcement Type

New announcement

Date of this announcement

Thursday March 14, 2024

The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date
IMC	ORDINARY FULLY PAID	200,000	12/03/2024

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1	Name of entity

IMMURON LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2	Registered number type	Registration number

	ACN	063114045

1.3	ASX issuer code

IMC

1.4	The announcement is

New announcement

1.5	Date of this announcement

14/3/2024

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1	The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

2.2	The +class of +securities to be quoted is:

Additional +securities in a class that is already quoted on ASX (“existing class”)

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Appendix 2A - Application for quotation of securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Existing +securities converting into additional +securities in an existing class

FROM (Existing Class)

ASX +security code and description

IMCAD : OPTION EXPIRING 13-NOV-2024 EX $0.12

TO (Existing Class)

ASX +security code and description

IMC : ORDINARY FULLY PAID

Please state the number of options that were exercised or other +convertible securities that were converted	The first date the options were exercised or other +convertible securities were converted	The last date the options were exercised or other +convertible securities were converted

200,000	12/3/2024	12/3/2024

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

No

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying +securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

Yes

Are any of the options being exercised or other +convertible securities being converted held by +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates who are exercising options or converting convertible securities

Name of KMP	Name of registered holder	Number of options being exercised or other +convertible securities being converted

DANIEL POLLOCK	DANIEL POLLOCK	200,000

Issue date

12/3/2024

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

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Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

200,000

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.12000000

Any other information the entity wishes to provide about the +securities to be quoted

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1	Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the +securities subject of this application)

ASX +security code and description	Total number of +securities on issue

IMC : ORDINARY FULLY PAID	227,998,346

4.2	Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
IMCAE : PERFORMANCE RIGHTS	1,688,839
IMCAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	2,930,000
IMCAD : OPTION EXPIRING 13-NOV-2024 EX $0.12	7,900,000
IMCAK : OPTION EXPIRING 23-MAY-2024 EX 12.5C	173,600
IMCAL : OPTION EXPIRING 16-JUL-2024 EX 12.5C	116,120
IMCAM : OPTION EXPIRING 21-JUL-2025 EX USD$0.5859375	2,560,000

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